UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-6

APPLICATION UNDER SECTION 310(a)(1) OF THE TRUST INDENTURE

ACT OF 1939 FOR DETERMINATION OF ELIGIBILITY OF A FOREIGN PERSON

TO ACT AS INSTITUTIONAL TRUSTEE

Odyssey Trust Company

(Exact name of trustee as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

1230-300 5th Avenue SW, T2P 3C4, Calgary, Alberta, Canada

(Address and telephone number of principal executive offices)

Odyssey Transfer and Trust Company

2155 Woodlane Drive, Suite 100

Woodbury, MN 55125

(612)-482-5100

(Name, address and telephone number of agent for service)

The Cannabist Company Holdings Inc.

The Cannabist Company Holdings

(Canada) Inc.

(Exact name of obligor as specified in its charter)

Ontario, Canada Canada	98-1488978 N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

321 Billerica Road, Suite 204, Chelmsford, MA 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario	01824 M5L 1B9
(Address of principal executive offices)	(Zip code)

9.25% Senior Secured Notes due December 31, 2028

9.0% Senior Secured Convertible Notes due December 31, 2028

(Title of the indenture securities)

Item 1. General information.

Furnish the following information as to the trustee —

(a)	Name and address of each examining or supervising authority to which it is subject.

Office of the Superintendent of Financial institutions (OSFI)

255 Albert Street Ottawa, Ontario, K1A OH2, Canada

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with obligor.

No affiliations

Items 3-14. Not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee

Item 15. Foreign Trustee

Identify the order or rule pursuant to which the trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Act

(a) Exhibit 9 attached.

Item 16. List of exhibits.

1.	A copy of the articles of association of the trustee as now in effect. Exhibit 1 attached.

2.	A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association. Exhibit 2 attached.

3.

A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2) above. Not applicable as authorization is contained in paragraph (1) and (2).

4.	A copy of the existing bylaws of the trustee, or instruments corresponding thereto. Exhibit 4 attached.

5.	A copy of each indenture referred to in Item 4, if the obligor is in default. Not applicable

6.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority. Exhibit 6 attached.

7.	Trustee’s consent to service of process on Form F-X [§ 269.5 of this chapter]. Exhibit 7 attached.

8.

Copies of applicable statutes, rules, regulations, and the administrative interpretations of those provisions affecting (a) substantial equivalency of regulation with respect to supervision or examination of the trustee in the foreign jurisdiction to that of trustees subject to the jurisdiction of the laws of the United States, any State, Territory, or the District of Columbia; and (b) eligibility of United States persons to act as sole indenture trustees in the foreign jurisdiction. Exhibits 8.1-8.5 attached.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Odyssey Trust Company, a trust company organized and existing under the laws of Alberta, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Calgary, and Province of Alberta, on the 7th day of April, 2025.

/s/ Amy Douglas
(Trustee)

By:	Amy Douglas, Managing Director, Corporate Trust